Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: June 9, 2006

Lakshmi Mittal, Chairman and CEO, Mittal Steel comments on Mittal Steel's revised offer for Arcelor - May 19th 2006

Speaker key
LM	Lakhsmi Mittal

Time-code	Speaker	Speech
LM

I am really excited about this new proposal what we’re put on the table for Arcelor. I think this is a very compelling proposal which addresses all the key issues. We have addressed the issue of the value, we have addressed the issue of corporate donors [?] and of course no one has questioned industrial logic of this transaction.

Everyone believes in the consolidation of the steel industry and they see a strong industrial logic in this transaction. So this is not we, there’s no question there. And the value has been questioned, we have answered the value question by massive change, and corporate donors has also been questioned, here the family has agreed to value the shareholding below 50%, down to 45%. That means we have made lot of progress in corporate donors, we have made lot of progress in value, so this is the most compelling transaction for Arcelor and this is the most unique transaction for the steel industry. The steel industry need this kind of consolidation for the future. Arcelor shareholders have gained only so much because since we announced this transaction and combination of these two companies offer more fortunate for them.

Forward-Looking Statements

This communication may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain (subject to the information document relating to the Offer being approved by the CNMV), France and the United States.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) with the CSSF, the CBFA and the AMF in Europe, including the Information Document approved by the CSSF, the CBFA and the AMF (No. 06-139) on May 16, 2006, an Information Document Supplement approved by the CSSF, the CBFA and the AMF (No. 06-169) on May 31, 2006, a Share Listing Prospectus approved by the Autoriteit Financiële Markten (“AFM”) in The Netherlands on May 16, 2006, and a Share Listing Prospectus Supplement approved by the AFM on May 31, 2006 and (2) with the SEC in the United States, including the registration statement on Form F-4, the Prospectus for the exchange offer and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document, the Information Document Supplement, the Share Listing Prospectus and the Share Listing Prospectus Supplement, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, and the registration statement on Form F-4, the Prospectus and related documents are available at the SEC’s website at www.sec.gov.